Li3 Energy, Inc.
Av. Pardo y Aliaga 699 Of. 802
San Isidro, Lima, Peru

January 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, DC 20549-7010

Attn:  Jeffrey Gordon, Staff Accountant

Re:	Li3 Energy, Inc.
Form 8-K Item 4.01
Filed January 20, 2010
File No. 333-127703

Gentlemen:

Li3 Energy, Inc. (the “Company”) is in receipt of your January 20, 2010 letter (the “Letter”) to Luis Saenz containing comments to the captioned filing.  The Company has amended the captioned filing under cover of its Form 8-K/A Amendment No. 1 to address the substantive comments in the Letter.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Li3 Energy, Inc.

By:  /s/ Luis Saenz
Name:  Luis Saenz
Title:  Chief Executive Officer